Mail Stop 4561

May 9, 2006

Robert S. Rosenschein
Chief Executive Officer, President and Chairman
Answers Corporation
Jerusalem Technology Park
The Tower
Jerusalem, Israel 91481

> **Re: Answers Corporation**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed April 14, 2006**
> **File No. 333-131108**
>
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **File No. 1-32255**

Dear Mr. Rosenschein:

We have limited our review of your amended registration statement and the abovementioned Form 10-KSB to the matters addressed in the comments below.

Form S-3/A

General

1. We are in receipt of your application for confidential treatment (control no. 18008), filed March 22, 2006. Comments on your application will follow shortly under separate cover. Please note that you must resolve all comments relating to your application prior to requesting acceleration of this registration statement.

Selling Stockholders, page 10

2. Please refer to prior comment 3 from our letter dated April 10, 2006. Your response states that you have described all material terms of the issuance transactions through which each selling stockholder received the shares being offered for their account. However, we note that no agreements memorializing these transactions and/or relationships are filed as exhibits to this registration statement. Since all agreements relating to the issuance transactions are material to the offering being made in this registration statement, please revise to file these agreements as exhibits or incorporate

them by reference from previous filings. For example, it appears that the agreements relating to your Bridge Financing and Brainboost transactions have been previously filed. However, we were unable to locate where your December 13, 2004 investor relations consulting agreement with Barretto Pacific Corporation or your April 27, 1999 consulting agreement with Rivington Investments were filed as exhibits.

Part II

Exhibit 5.1

3.   You reference 439,000 shares of common stock on the third line of the first paragraph. Please revise your opinion to state that it relates to the registration of 465,422 shares of common stock (i.e., 439,000 Brainboost Shares plus 26,422 shares issuable upon exercise of the Reload Warrants) in this registration statement.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Please respond to our comments on your periodic filings within 10 days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or Anne Nguyen, Special Counsel, at (202) 551-3611. In the alternative you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (212) 930-9725
        Jeffery J. Fessler, Esq.
        Sichenzia Ross Friedman Ference LLP
        Telephone: (212) 930-9700